

Mail Stop 3561

July 31, 2009

He Yuhua
Chairman of the Board of Directors
Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, People's Republic of China 518010

Re: Guangshen Railway Company Limited
Form 20-F for the fiscal year ended December 31, 2008
Filed June 25, 2009
File No. 001-14362

Dear He Yuhua:

    We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

He Yuhua
Guangshen Railway Company Limited
July 31, 2009
Page 2

<u>Part I, page 4</u>

<u>Item 7B. Related Party Transactions, page 68</u>

1. We note that you have defined related parties pursuant to IAS 24. In future filings, please clarify that you have provided the information regarding related party transactions as such term is defined by Item 7B of Form 20-F.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

He Yuhua
Guangshen Railway Company Limited
July 31, 2009
Page 3

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director

cc: Mr. Guo Xiangdong
        Facsimile: (86-755) 2559-1480